Filed by First Niagara Financial Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: First Niagara Financial Group, Inc.
SEC Registration Statement No.: 001-35390

Explanatory Note: The following is a joint communication issued by
each of First Niagara Financial Group, Inc. and KeyCorp to their
respective employees.

Explanatory Note: The following slides were presented by
First Niagara Financial Group, Inc. to its employees at an
employee town hall meeting.

KeyBank

KeyBank and First Niagara are joining forces to become the best regional bank in the U.S.

First Niagara

Together...

- We keep the client at the center of all we do.
- Our employees do work that matters, have opportunities for growth, and are recognized and rewarded for their efforts.
- We help our neighbors prosper and our communities thrive.
- We reward our shareholders by being a focused, well-run regional bank with a strong risk culture.

KeyBank First Niagara

In connection with the proposed merger, KeyCorp will file with the SEC a Registration Statement on Form S-4 that will include the Joint Proxy Statement of KeyCorp and First Niagara and a Prospectus of KeyCorp. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about KeyCorp and First Niagara, may be obtained at the SEC's Internet site (http://www.sec.gov). Copies of the Joint Proxy Statement/ Prospectus can also be obtained, free of charge, by directing a request to KeyCorp Investor Relations at Investor Relations, KeyCorp, 127 Public Square, Mailcode OH-01-27-0737, Cleveland, Ohio 44114-1306, by calling 216-689-3000, or by sending an e-mail to investor_relations@keybank.com or to First Niagara Investor Relations at 726 Exchange Street, Suite 618, Buffalo, New York 14210, by calling 716-819-5669 or by sending an e-mail to investor@fnfg.com. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the shareholders of KeyCorp and First Niagara in connection with the proposed transaction will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC.

Better Together
and Playing to Win.



We are proud to announce that KeyCorp and First Niagara are combining forces to form the 13th largest U.S. commercial bank.

We believe that our cultures, our strategies, and our collective commitment to the communities we serve are a great fit.

This union provides us with an extraordinary opportunity to build on the remarkable talent and tremendous presence that KeyBank and First Niagara have created in our markets. Together, we will forge an even stronger regional presence across diverse, high-share, and attractive markets where we can compete and win.

While the process to integrate our organizations won't begin for several months, we want to give you a sense of why we believe that we are better together. We hope you will recognize how much our two organizations have in common:

- We are people-first organizations that share the values of teamwork, respect, accountability, integrity, and leadership.
- We build enduring client relationships, and deliver great service.
- We share Main Street values and – together – we can offer Wall Street capabilities.
- And, we share a proud legacy of philanthropy and community service.

Today is just the beginning of our communications with you.

You can expect to hear from us early and often about transition and integration activities. We are confident that we have the shared expertise, the culture, the capital, and the capacity to ensure a seamless transition.

We have tremendous talent and experience on both teams and we will do what's right for our employees, our clients, our communities, and our shareholders.

Let's play to win and create a bright future together.

Very best regards,

Beth E Mooney

Beth Mooney
Chairman and
Chief Executive Officer
KeyCorp

Gary M. Crosby
President and
Chief Executive Officer
First Niagara Financial Group

KeyBank

FIRST NIAGARA

Better
Together.

KeyBank FIRST NIAGARA

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, KeyCorp's and First Niagara's expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as "believe," "expect," "anticipate," "intend," "target," "estimate," "continue," "positions," "plan," "predict," "project," "forecast," "guidance," "goal," "objective," "prospects," "possible" or "potential," by future conditional verbs such as "assume," "will," "would," "should," "could" or "may", or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in KeyCorp's and First Niagara's reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by KeyCorp and First Niagara shareholders on the expected terms and schedule, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the First Niagara business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of KeyCorp's products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

KeyBank & First Niagara are:

- A Great Fit
- Uniquely Positioned to Unlock Value
- Better Together

Combined Company Uniquely Positioned to Unlock Value

Three Million Clients | **Attractive Geographic Footprint** | **Complementary Product Offering**

High Density Markets



Leading market presence across the I-90 corridor from Toledo, OH to Albany, NY

High Growth Markets



Top 5 branch share in Seattle, Denver, Portland, Salt Lake City and Boise – all growing faster than national average

Broad, Complementary Product Capabilities

	KeyBank	First Niagara
Retail banking (branch; card; auto; etc.)	✓	✓
Private banking	✓	✓
Residential mortgage		✓
Indirect auto lending		✓
Insurance brokerage		✓
Small business banking	✓	✓
Business banking	✓	✓
Commercial banking	✓	✓
Asset-based lending	✓	✓
Equipment finance	✓	✓
Commercial payments	✓	✓
Investment banking (mid market/industry focus)	✓	
Commercial mortgage banking & servicing	✓	

Complementary products provide extensive client cross-sell and revenue growth opportunities

KeyBank FIRST NIAGARA

KeyBank & First Niagara are a great fit


KeyBank


super refund saturday
for our community

KeyBank helps **clients** and **communities** *thrive*


DO GREAT THINGS
FIRST NIAGARA

First Niagara helps **neighbors** *prosper*


Community FIRST
FIRST NIAGARA

KeyBank FIRST NIAGARA

KeyBank & First Niagara are a great fit

About KeyBank



Key Branches
Key Corporate Bank offices

- Balanced, diverse franchise with $94 billion in assets
- 2 million customers
- 972 branches and 1,300 ATMs in 12 states
- 13,853 engaged and committed employees
- Online and mobile capabilities
- Award-winning culture of diversity, inclusion, philanthropy and community development

KeyBank FIRST NIAGARA

What can customers expect?



- Customer **relationships matter**
- We will always provide **great service**
- We will each continue to **earn their business**
- Together we offer **complementary products** & **exciting new capabilities**

KeyBank FIRST NIAGARA

What can employees expect?

- We are committed to our shared values: **Teamwork, Respect, Accountability, Integrity and Leadership**



- We will **communicate** early, often and with **transparency**
- Your experience and **capabilities are valued** and together we will be a **powerful team**
- Your **contributions will be recognized** and your **results rewarded**

Questions

Better Together.

- For our Customers
- For our Employees
- For our Communities
- For our Shareholders

KeyBank FIRST NIAGARA

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger, KeyCorp will file with the SEC a Registration Statement on Form S-4 that will include the Joint Proxy Statement of KeyCorp and First Niagara and a Prospectus of KeyCorp, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about KeyCorp and First Niagara, may be obtained at the SEC's Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from KeyCorp at investor.key.com or from First Niagara by accessing First Niagara's website at www.firstniagara.com. Copies of the Joint Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to KeyCorp Investor Relations at Investor Relations, KeyCorp, 127 Public Square, Mailcode OH-01-27-0737, Cleveland, Ohio 44114-1306, by calling (216) 689-3000, or by sending an e-mail to investor_relations@keybank.com or to First Niagara Investor Relations at 726 Exchange Street, Suite 618, Buffalo, New York 14210, by calling (716) 819-5669 or by sending an e-mail to investor@fnfg.com. In addition, KeyCorp and First Niagara use their respective Investor Relations websites and social media outlets as channels of distribution of material company information. Such information is accessible on KeyCorp's and First Niagara's Investor Relations websites, as well as on their respective Facebook pages and through their Twitter accounts and LinkedIn accounts.

KeyCorp and First Niagara and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective shareholders of KeyCorp and First Niagara in respect of the transaction described in the Joint Proxy Statement/Prospectus. Information regarding KeyCorp's directors and executive officers is contained in KeyCorp's Proxy Statement on Schedule 14A, dated April 7, 2015, which are filed with the SEC. Information regarding First Niagara's directors and executive officers is contained in First Niagara's Proxy Statement on Schedule 14A, dated March 23, 2015, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.